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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70639

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Utility Capital Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

732 Smithtown Bypass, Suite 203
(No. and Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	631-400-4720	srussell@cxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnatio Valley Rd., Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

PCAOB 3381

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

Docusign Envelope ID: 10538202-088A-807C-8311-EACE640BD5CB

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Utility Capital Partners, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH D. RUSSELL
MY COMMISSION EXPIRES
SEPTEMBER 2, 2028
NOTARY PUBLIC
STATE OF ALABAMA

Signature: Signed by: Al Pereyra
4C5A27D799C24C9...

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UTILITY CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Utility Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Utility Capital Partners, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Utility Capital Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Utility Capital Partners, LLC's management. Our responsibility is to express an opinion on Utility Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Utility Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I - the Computation of Net Capital, and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Utility Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Utility Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 23, 2026

TABLE OF CONTENTS

UTILITY CAPITAL PARTNERS, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	48,364
Prepaid Expenses		7,677
Total Assets	$	56,041

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	8,330
Due to Affiliate		13,682
Total Liabilities		22,012

Member's Equity

Member's Equity		34,029
Total Liabilities and Member's Equity	$	56,041

The accompanying notes are an integral part of these financial statements

UTILITY CAPITAL PARTNERS, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues:		
Advisory Services	$	6,712
Total Revenues	$	6,712
Expenses:		
Professional Fees		
Legal and Accounting Services	$	160,601
Regulatory Fees		10,761
Licenses, Fees and Other		35,162
Total Expenses		206,524
Net Loss	$	(199,812)

The accompanying notes are an integral part of these financial statements

UTILITY CAPITAL PARTNERS, LLC
Statement of Changes in Member Equity
For the Year Ended December 31, 2025

Member's Equity at December 31, 2024	$	7,212
Net Loss		(199,812)
Member Contributions		243,636
Member Distributions		(17,007)
Member's Equity at December 31, 2025	$	34,029

The accompanying notes are an integral part of these financial statements

UTILITY CAPITAL PARTNERS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

  Net loss $ (199,812)

  Adjustments to reconcile net income to net cash
   provided by operating activities:

    Increase in accounts payable $ 17,977
    Increase in prepaid expenses   (5,855)

Net cash used by operating activities   (187,690)

Cash flows from financing activities:
  Owner contributions, net   243,636
  Owner distributions, net   (17,007)

Net cash provided by financing activities   226,629

Net increase in cash $ 38,939

Cash, December 31, 2024   9,425

Cash, December 31, 2025 $ 48,364

The accompanying notes are an integral part of these financial statements

Utility Capital Partners, LLC
Notes to the Financial Statements
December 31, 2025

1.   Summary of Business and Significant Accounting Policies

Business

Utility Capital Partners LLC (the "Company") is a securities broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The Company has prepared these financial statements in accordance with accounting principles generally accepted in the United States of America and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000 at December 31, 2025. The Company has not experienced any losses in such accounts.

Revenue Recognition and Segmentation

Utility Capital Partners, LLC focuses exclusively on private placements as its core business activity. The company recognizes revenue in accordance with **ASC 606 - Revenue from Contracts with Customers** and classifies its earnings in the following segments:

1. **Placement Fees Revenue** – Revenue earned from successfully facilitating private placement transactions, including debt and equity securities offerings. Revenues are recognized upon the successful closing of the transaction, when all performance obligations are satisfied, and the placement fee is contractually due.

1.   Summary of Significant Accounting Policies (continued)

2. **Advisory Fees** – Income received for providing strategic investment banking advisory and general consulting services to fund managers, issuers, private equity sponsors, institutional investors, asset owners, and real estate developers, including fund structuring, preparation of offering materials (such as PPMs and subscription agreements), capital formation strategy, and other strategic and operational advisory services, for which it will receive consulting and advisory fees under written Engagement Agreements. Revenues are recognized over time as advisory services are rendered and in accordance with contractual agreements.

The Chief Decision Maker which is the Chief Executive Officer (CEO) at Utility Capital Partners, LLC plays a pivotal role in overseeing revenue segmentation and strategic financial decisions. This individual ensures that revenue streams are effectively managed, aligned with compliance standards, and optimized for sustainable growth. By analyzing market trends, financial performance, and regulatory considerations, the CEO guides the firm's revenue strategy to enhance profitability and maintain a well-balanced, diversified income structure.

Income Taxes

The Company is a wholly-owned subsidiary of Utility Capital Holdings, LLC. and is treated as a disregarded entity for tax purposes. As a result, the income or loss for both Utility Capital Partners, LLC and Utility Capital Holdings, LLC is reported on the personal tax return of its owner. No federal or state income taxes have been provided for in the accompanying financial statements.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years subsequent to 2021.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

1. Summary of Significant Accounting Policies (continued)

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Subsequent Event

    The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the Report of Independent Registered Public Accounting Firm. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. Indemnifications

    The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

3. Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $26,352 which was $21,352 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 83.53%.

4.   Related Party Transactions

The Company is a wholly-owned subsidiary of Utility Capital Holdings, LLC. (the "Parent") and does not currently have an expense-sharing agreement with the Parent. The Company owed an affiliate $13,682 for reimbursed expenses at December 31, 2025.

5.   Commitments and Contingencies

The Company is unaware of any material commitments or contingencies that would materially affect the Company financials at December 31, 2025 and through the date of this report.

6.   Management Plan

The Firm will rely on Utility Capital Holdings, LLC as its ultimate source of funding should the need arise. Utility Capital Holdings, LLC is capitalized by Mr. Jon Fiorello (CRD #3102540) through previous fundraises and stands ready to raise additional funds if necessary. Additionally, the Firm expects to generate revenue from private placement fees and consulting services.

SUPPLEMENTARY INFORMATION

Utility Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

SCHEDULE I

Computation of Net Capital

Member's Equity	$	34,029
Non-allowable:		
Prepaid Expenses		(7,677)
Net Allowable Capital	$	26,352

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,467
Minimum Dollar Net Capital Requirment of Reporting Broker-Dealer		
Net Capital Requirement		5,000
Excess Net Capital	$	21,352

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	22,012
Percentage of Aggregate Indebtedness to Net Capital		83.53%
Net Capital Computed on FOCUS IIA as of December 31, 2025	$	26,352
Adjustments:		-
Net Capital per financial statements	$	26,352

Utility Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Utility Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Utility Capital Partners, LLC Exemption Statement pursuant to SEC Rule 17a-5, in which (1) Utility Capital Partners, LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not have any customers and did not maintain a clearing arrangement with another broker dealer throughout the most recent fiscal year without exception.

Utility Capital Partners, LLC's management, is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Utility Capital Partners, LLC's compliance with the the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 23, 2026

Utility Capital Partners LLC Exemption Statement

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2025

Utility Capital Partners LLC (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not have any customers and did not maintain a clearing arrangement with another broker dealer throughout the most recent fiscal year without exception.

Utility Capital Partners LLC

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Signed by:

Al Pereyra

4C5A27D799C24C9...

Alvaro Pereyra
CEO